Exhibit (12)

MARSHALL & ILSLEY CORPORATION

Computation of Ratio of Earnings to Fixed Charges

($000’s)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Excluding interest on deposits:
Income (loss) before income taxes	$(1,394,272)	$(2,502,118)	$713,475	$960,416	$869,990
Less: Net income attributable to noncontrolling interests	(1,578)	(869)	(2,895)	(5,267)	(5,207)

Net income (loss) before income taxes attributable to Marshall & Ilsley Corporation	(1,395,850)	(2,502,987)	710,580	955,149	864,783
Fixed charges	362,967	606,463	831,420	671,203	442,234

Earnings	$(1,032,883)	$(1,896,524)	$1,542,000	$1,626,352	$1,307,017

Fixed charges:
Interest expense — short-term borrowings	$9,550	$139,627	$236,671	$186,746	$106,220
Interest expense — long-term borrowings	340,308	454,413	585,025	476,540	329,876
1/3 of rent expense (1)	13,109	12,423	9,724	7,917	6,138

Fixed charges	$362,967	$606,463	$831,420	$671,203	$442,234

Preferred stock dividends (2)	154,098	19,595	—	—	—

Fixed charges and preferred stock dividends	$517,065	$626,058	$831,420	$671,203	$442,234

Ratio of earnings to fixed charges (3)	n.m.	n.m.	1.85x	2.42x	2.96x
Ratio of earnings to fixed charges and preferred dividends (3)	n.m.	n.m.	1.85x	2.42x	2.96x
Including interest on deposits:
Income (loss) before income taxes attributable to Marshall & Ilsley Corporation	$(1,395,850)	$(2,502,987)	$710,580	$955,149	$864,783
Fixed charges	898,393	1,509,407	2,062,672	1,754,595	1,004,786

Earnings	$(497,457)	$(993,580)	$2,773,252	$2,709,744	$1,869,569

Fixed charges:
Fixed charges	$362,967	$606,463	$831,420	$671,203	$442,234
Interest expense – deposits	535,426	902,944	1,231,252	1,083,392	562,552

Fixed charges	$898,393	$1,509,407	$2,062,672	$1,754,595	$1,004,786

Preferred stock dividends (2)	154,098	19,595	—	—	—

Fixed charges and preferred stock dividends	$1,052,491	$1,529,002	$2,062,672	$1,754,595	$1,004,786

Ratio of earnings to fixed charges (3)	n.m.	n.m.	1.34x	1.54x	1.86x
Ratio of earnings to fixed charges and preferred dividends (3)	n.m.	n.m.	1.34x	1.54x	1.86x

(1)	Represents one-third of rental expense for all operating leases (the amount deemed representative of the interest factor).
(2)	Assuming a Federal income tax rate of 35%.
(3)	The amount of the deficiency is $1,549,948 and $2,522,582 for the years ended December 31, 2009 and 2008, respectively.